September 23, 2014

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jeffrey P. Riedler

Re:	ImmunoCellular Therapeutics, Ltd.

Form 10-K for Fiscal Year Ended December 31, 2013

Filed March 14, 2014

File No. 001-35560

Dear Mr. Riedler:

ImmunoCellular Therapeutics, Ltd. (the “Company”) is submitting this letter and the following information in response to a letter, dated September 3, 2014, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2013, filed on March 14, 2014. For the Staff’s convenience, we have incorporated and italicized the Staff’s comments into this response letter. Please note that the heading and number of the responses set forth below correspond to the heading and number of each of the comments contained in the Staff’s letter.

Form 10-K filed March 14, 2014

Intellectual Property Agreements

University of Pennsylvania Licensing Agreement, page 6

The Johns Hopkins University Licensing Agreement, page 7

1.	Please expand your disclosure regarding your license agreements with the University of Pennsylvania and Johns Hopkins University to provide the material terms of the agreements, including the parties’ rights and obligations, upfront licensing fees paid, annual license maintenance fees payable, aggregate milestones payable, a range of royalties within a ten percent range (e.g. single digits, teens, twenties, etc...) and termination provisions.

Response:

The Company respectfully advises the Staff that, as disclosed in the Company’s quarterly report on Form 10-Q filed on August 8, 2014, the Company terminated its license agreement with the University of Pennsylvania during the quarter ended June 30, 2014, and the Company has determined that it is no longer appropriate or necessary to include disclosure of the material terms of such agreement. At the time of termination, the Company no longer considered the license agreement to be material to its business.

23622 Calabasas Road, Ste. 300, Calabasas, CA 91302 o Tel: 818.264.2300 fax: 818.224.5287 www.imuc.com

U.S. Securities and Exchange Commission

September 23, 2014

In response to the Staff’s comment regarding the license agreement with Johns Hopkins University, commencing with the Company’s annual report on Form 10-K for the fiscal year ending December 31, 2014, the Company will include enhanced disclosure under the heading “Intellectual Property Agreements” substantially similar to that set forth on Exhibit A attached hereto.

The Company also respectfully notes that it may in the future determine that its agreement with Johns Hopkins University is no longer material to its business. To the extent that the Company makes such a determination, the Company may determine that it is no longer appropriate or necessary to include disclosure of the material terms of such agreement in its annual reports on Form 10-K or other filings with the Commission.

Intellectual Property, page 8

2.	Please expand your disclosure regarding your five patent applications for your dendritic cell-based vaccine and cancer stem cell vaccine product candidates to disclose the foreign jurisdictions where the applications are pending and the expected expiration dates if the U.S. and foreign patent applications are granted.

Response:

In response to the Staff’s comment, commencing with the Company’s annual report on Form 10-K for the fiscal year ending December 31, 2014, the Company will include enhanced disclosure under the heading “Intellectual Property” substantially similar to that set forth on Exhibit B attached hereto.

3.	Please expand your disclosure regarding the two issued patents for ICT- 121 to disclose the expiration dates of the patents. Also, please disclose the jurisdictions where the corresponding international applications are pending and the expected expiration dates if the patent applications are granted.

Response:

In response to the Staff’s comment, commencing with the Company’s annual report on Form 10-K for the fiscal year ending December 31, 2014, the Company will include enhanced disclosure under the heading “Intellectual Property” substantially similar to that set forth on Exhibit B attached hereto.

In connection with the Company’s response to the Staff’s comments, the Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

U.S. Securities and Exchange Commission

September 23, 2014

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any additional questions or comments regarding the foregoing, please contact the undersigned at (818) 264-2300.

Sincerely,

/s/ Andrew Gengos

Andrew Gengos President and Chief Executive Officer

Exhibit A

The Johns Hopkins University Licensing Agreement

On February 23, 2012, the Company entered into an Exclusive License Agreement, effective as of February 16, 2012, with The Johns Hopkins University (JHU) under which it received an exclusive, worldwide license to JHU’s rights in and to certain intellectual property related to mesothelin-specific cancer immunotherapies. The Company is advancing a cancer vaccine program using JHU and other intellectual property according to a commercially reasonable development timeline. If successful and a product ultimately is registered, the Company will either sell the product directly or via a third-party partnership.

Pursuant to the License Agreement, the Company agreed to pay an upfront licensing fee in the low hundreds of thousands of dollars, payable half in cash and half in shares of its common stock in two tranches, within 30 days of the effective date of the License Agreement and upon issuance of the first U.S. patent covering the subject technology. Annual minimum royalties or maintenance fees increase over time and range from low tens of thousands to low hundreds of thousands of dollars. In addition, the Company has agreed to pay milestone license fees upon completion of specified milestones, totaling single digit millions of dollars if all milestones are met. Royalties based on a low single digit percentage of net sales are also due on direct sales, while third party sublicensing payments will be shared at a low double digit percentage.

The Company and JHU each have termination rights that include termination for any reason and for reasons relating to specific performance or financial conditions. Effective September 24, 2013, the Company entered into an Amendment No. 1 to the Exclusive License Agreement that updated certain milestones.

Exhibit B

Intellectual Property

The Company owns or has rights to patents and patent applications that include claims that cover or could cover the manufacturing, use, and antigen composition of our DC vaccines. The U.S. Patent and Trademark Office (USPTO) has recently issued two patents covering ICT-107 and certain other aspects of our cancer vaccine technology having expiration dates between about 2024 and 2028. Our dendritic cell-based vaccine and cancer stem cell vaccine product candidates are also currently covered by five patent applications that have been filed in the United States and by patent applications that have been filed in certain foreign countries.

The USPTO issued patents covering ICT-107 and certain other aspects of our cancer vaccine technology which we first licensed from Cedars-Sinai in 2006. The corresponding international applications in the major countries in Europe and Asia are still pending and there can be no assurance that any patent will issue in any foreign jurisdiction or that the term of coverage, if issued, will result in protection for our product candidates. Moreover, the patents licensed from Cedars-Sinai and any patent that may issue to us in the future may be challenged, invalidated or circumvented by others.

The USPTO also issued two patents covering our cancer stem cell vaccine product candidate, ICT-121. The corresponding international applications in the major countries in Europe and Asia are still pending and there can be no assurance that any patent will issue in any foreign jurisdiction or that the term of coverage, if issued, will result in protection for our product candidates.

Dr. John Yu, a co-inventor of our cellular-based therapy technology who serves as our Chairman of the Board and Chief Scientific Officer, is employed by Cedars-Sinai, which may assert that future intellectual property generated by Dr. Yu belongs to that institution rather than to us, and we may be required to seek a license from Cedars-Sinai for any such rights.